SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on November 11, 2013.

In compliance with the regulations in force, please regard the following information for the three-month period ended September 30, 2013 and 2012 as duly received:

	09/30/2013	09/30/2012
Ordinary income:	In thousands of Ps.
Shareholders' Equity	109,696	62,811
Non-controlling interest	8,464	5,170

Shareholders' Equity:
Capital stock	126,014	125,989
Restatement of capital stock	69,381	84,621
Share premium	444,226	536,300
Reserve for stock-based payments	11,297	3,506
Reserve for new projects	3,302	-
Legal reserve	39,074	39,074
Special reserve	15,802	-
Retained earnings	273,920	114,585
Purchase of additional interest in subsidiaries	(19,707)	(16,020)
Non-controlling interest	170,356	155,517

Total Shareholders' Equity	1,133,665	1,043,572

In compliance with section o) of the Regulations above mentioned, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS. 126,014,050.8 divided into 1,260,140,508 registered non-endorsable common shares of ARS 0.10 par value each and entitled to 1 vote per share, as per the following detail:

Shareholder	Shares	Interest
IRSA Inversiones y Representaciones Sociedad Anónima1	1,205,765,014	95.68%
Other Shareholders	54,375,494	4.32%

1 Includes the interest of E-Commerce.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Saúl Zang
Responsible of relationship with the markets
November 12, 2013